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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           SOUTHSIDE BANCSHARES CORP.
               ---------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                  844 700-10-4
                              ---------------------
                                 (CUSIP Number)

                             John K. Pruellage, Esq.
                         500 North Broadway, Suite 2000
                    St. Louis, Missouri 63102 (314) 444-7600
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 1999
                       ----------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 844 700-10-4                       13D       PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
          Thomas M. Teschner
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS: Not Applicable (See Instructions)


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

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                7   SOLE VOTING POWER  253,071
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER:  1,167,335
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER:  253,071
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER:  1,167,335
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,420,406 (See Item 5 below)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES: (See Instructions)                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 16.5%
     (See Item 5 below).


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14   TYPE OF REPORTING PERSON (See Instructions): IN


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CUSIP NO. 844 700-10-4            13D                    PAGE  3   OF  6   PAGES
         ---------------------                               -----   -----
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
           Howard F. Etling

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS: Not Applicable


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION:

    United States

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER: 180,686
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER: 0
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER:  180,686
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER:  0
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
             180,686 (See Item 5 below).

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 2.1% (See Item 5 below)


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions): IN


--------------------------------------------------------------------------------





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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), issued by Southside Bancshares Corp. ("Southside"). The principal executive offices of Southside are located at 4111 Telegraph, St. Louis, Missouri 63129.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed jointly by Thomas M. Teschner and Howard F. Etling with respect to the shares of Common Stock of Southside beneficially owned by them. The beneficial ownership of shares of Common Stock for Mr. Teschner include those shares beneficially owned in his capacity as a Trustee under the Southside Bancshares Corp. Employee Stock Ownership Trust (the "Trust") with respect to the Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan").

         Mr. Teschner, whose office address is 4111 Telegraph, St. Louis, Missouri 63129, is President and Chief Executive Officer of Southside. Mr. Teschner is also a member of the Board of Directors of Southside. Mr. Teschner has not, within the past five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Teschner is a citizen of the United States of America.

         Mr. Etling, whose office address is 4111 Telegraph, St. Louis, Missouri 63129, is currently Publisher Emeritus of the Journal Newspapers, St. Louis, Missouri. Until May 27, 1999, Mr. Etling served as Chairman of the Board of Southside and therefore also served as a trustee of the Trust. Mr. Etling has not, within the past five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Etling is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported herein by Mr. Teschner, other than those shares owned in the Trust, were acquired with personal funds. The shares of Common Stock of Southside acquired by the Trust pursuant to the Plan were acquired with the proceeds of a loan from a third-party financial institution and contributions from Southside.

         The shares of Common Stock reported herein by Mr. Etling were acquired with personal funds.



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ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock reported herein by Mr. Teschner, other than those shares owned in the Trust, have been acquired for investment purposes. Additional shares of Common Stock may, depending upon the availability and price thereof, be acquired either in the open market or in private, negotiated transactions. The shares of Common Stock owned in the Trust were acquired pursuant to the Plan and are beneficially owned by Mr. Teschner pursuant to his service as a Trustee of the Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of October 28, 1999, Mr. Teschner beneficially owned 1,420,406 shares of Common Stock, or 16.5% of the aggregate number of shares of Common Stock currently outstanding. Mr. Teschner possessed sole power to vote and dispose of 253,071 shares of such Common Stock (2.9% of the total outstanding Common Stock), which includes 64,071 shares allocated to Mr. Teschner's account under the Plan and Trust and 186,000 shares that Mr. Teschner may acquire upon the exercise of stock options that are currently exercisable or will become exercisable within sixty days. Of the 1,167,335 shares of Common Stock (13.5%) as to which Mr. Teschner shares voting and investment power, 1,039,877 shares are held by the Trust, and the remaining shares for which voting and investment power are shared are held by Mr. Teschner and his spouse. Except with respect to the 64,071 shares of Common Stock allocated to Mr. Teschner's account under the Plan and Trust, Mr. Teschner disclaims any personal interest in all of the shares held by the Trust.

         As a Trustee of the Trust, Mr. Teschner has voting power with respect to shares of Common Stock owned in the Trust that have not been allocated to participants in the Plan and also with respect to shares of Common Stock owned in the Trust that have been allocated to participants but as to which the participants have not provided directions to the Trustees regarding the voting thereof. At the Annual Meeting of the Shareholders of Southside on April 22, 1999, Mr. Teschner voted (a) all of the allocated but undirected shares of Common Stock owned in the Trust, 137,898 shares, and (b) all of the unallocated shares of Common Stock owned in the Trust, 222,372 shares.

         Until May 27, 1999, Mr. Etling served as Chairman of the Board of Southside. In this capacity, Mr. Etling also served as a Trustee, along with Mr. Teschner, under the Trust with respect to the Plan. Because Mr. Etling no longer serves Southside in these capacities, he is no longer the beneficial owner of those shares of Common Stock owned in the Trust (although Mr. Etling remains a member of the Board of Directors). As of October 28, 1999, Mr. Etling was the beneficial owner of 180,686 shares of Common Stock (2.1%). Accordingly, Mr. Etling is no longer subject to the reporting requirements of Rule 13d-1(a) under the Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.





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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit I:  Joint Filing Agreement.

















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             /s/ Thomas M. Teschner
                             ---------------------------------------
                                 Thomas M. Teschner


Date:  October 28, 1999



                             /s/ Howard F. Etling
                             ---------------------------------------
                                 Howard F. Etling


Date:  October 28, 1999






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